Exhibit 99

AMERICAN TRANSMISSION COMPANY, LLC

Financial Statements as of December 31, 2014 and 2013 and
for the Years Ended December 31, 2014, 2013 and 2012 and
Independent Auditors’ Report

Exhibit 99

American Transmission Company, LLC

Exhibit 99

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of ATC Management Inc.,
Corporate Manager of American Transmission Company, LLC
Pewaukee, Wisconsin

We have audited the accompanying financial statements of American Transmission Company, LLC (the "Company"), which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in members’ equity, and cash flows for the three years in the period ended December 31, 2014, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Transmission Company, LLC as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the three years in the period ended December, 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Milwaukee, Wisconsin
February 2, 2015

Exhibit 99

American Transmission Company, LLC

Statements of Operations
For the Years Ended December 31, 2014, 2013 and 2012

(In Thousands)
	2014	2013	2012
Operating Revenues
Transmission Service Revenue	$633,550	$624,922	$602,092
Other Operating Revenue	1,483	1,414	1,162
Total Operating Revenues	635,033	626,336	603,254

Operating Expenses
Operations and Maintenance	162,902	161,129	158,271
Depreciation and Amortization	124,074	114,808	107,230
Taxes Other than Income	20,475	19,132	15,769
Income Tax Provision of ATC LLC	-	-	(271)
Total Operating Expenses	307,451	295,069	280,999

Operating Income	327,582	331,267	322,255

Other Income (Expense), Net	117	831	(2,533)

Earnings Before Interest and Members' Income Taxes	327,699	332,098	319,722

Net Interest Expense	88,970	84,484	82,296

Earnings Before Members' Income Taxes	$238,729	$247,614	$237,426

The accompanying notes are an integral part of these financial statements.

Exhibit 99

American Transmission Company, LLC

Balance Sheets
As of December 31, 2014 and 2013

(In Thousands)
	December 31,	December 31,
ASSETS	2014	2013
Property, Plant and Equipment
Transmission Plant	$4,400,823	$4,100,212
General Plant	108,902	106,085
Less- Accumulated Depreciation	(1,022,123)	(948,024)
	3,487,602	3,258,273
Construction Work in Progress	180,058	206,530
Net Property, Plant and Equipment	3,667,660	3,464,803

Current Assets
Cash and Cash Equivalents	97	-
Accounts Receivable	55,984	65,779
Prepaid Expenses	6,303	5,363
Current Portion of Regulatory Assets	719	6,443
Other Current Assets	3,307	3,130
Total Current Assets	66,410	80,715

Regulatory and Other Assets
Equity Investment in Unconsolidated Subsidiary	35,317	31,719
Regulatory Assets	9,343	718
Other Assets	16,355	12,277
Total Regulatory and Other Assets	61,015	44,714

Total Assets	$3,795,085	$3,590,232

CAPITALIZATION AND LIABILITIES
Capitalization
Members’ Equity (See Note 3 for redemption provisions)	$1,617,202	$1,532,598
Long-term Debt (excluding current portion)	1,701,000	1,550,000
Total Capitalization	3,318,202	3,082,598

Current Liabilities
Accounts Payable	11,746	25,150
Accrued Interest	24,198	22,033
Other Accrued Liabilities	42,918	40,063
Current Portion of Regulatory Liabilities	14,299	13,776
Current Maturities of Long-term Debt	100,000	-
Short-term Debt	119,904	280,445
Total Current Liabilities	313,065	381,467

Regulatory and Other Long-term Liabilities
Regulatory Liabilities	146,525	114,890
Other Long-term Liabilities	17,293	11,277
Total Regulatory and Other Long-term Liabilities	163,818	126,167

Commitments and Contingencies (See Note 7)	-	-

Total Capitalization and Liabilities	$3,795,085	$3,590,232

The accompanying notes are an integral part of these financial statements.

Exhibit 99

American Transmission Company, LLC

Statements of Cash Flows
For the Years Ended December 31, 2014, 2013 and 2012

(In Thousands)
	2014	2013	2012
Cash Flows from Operating Activities
Earnings Before Members' Income Taxes	$238,729	$247,614	$237,426
Adjustments to Reconcile Earnings Before Members' Income Taxes to Net
Cash Provided by Operating Activities-
Depreciation and Amortization	124,074	114,808	107,230
Bond Discount and Debt Issuance Cost Amortization	537	488	458
Equity Loss (Earnings) in Unconsolidated Subsidiary Investment	(1,998)	(1,842)	1,574
Change in-
Accounts Receivable	9,795	(9,260)	(5,597)
Current Assets	5,325	(3,010)	(679)
Accounts Payable	(2,545)	1,576	813
Accrued Liabilities	3,735	6,076	(3,627)
Other, Net	10,209	9,766	(11,951)
Total Adjustments	149,132	118,602	88,221
Net Cash Provided by Operating Activities	387,861	366,216	325,647

Cash Flows from Investing Activities
Capital Expenditures for Property, Plant and Equipment	(334,731)	(328,414)	(315,808)
Investment in Unconsolidated Subsidiary	(1,600)	(32,800)	(2,350)
Return of Capital from Unconsolidated Subsidiary	-	3,700	-
Insurance Proceeds Received for Damaged Property, Plant and Equipment	646	-	-
Net Cash Used in Investing Activities	(335,685)	(357,514)	(318,158)

Cash Flows from Financing Activities
Distribution of Earnings to Members	(204,125)	(195,484)	(188,246)
Issuance of Membership Units for Cash	50,000	40,000	60,000
Issuance (Repayment) of Short-term Debt, Net	(160,541)	113,884	(17,782)
Issuance of Long-term Debt, Net of Issuance Costs	249,752	-	148,972
Advances Received Under Interconnection Agreements	-	-	2,524
Repayments of Interconnection Agreements	-	-	(12,982)
Advances Received for Construction	12,797	32,856	-
Other, Net	38	(75)	(17)
Net Cash Used in Financing Activities	(52,079)	(8,819)	(7,531)

Net Change in Cash and Cash Equivalents	97	(117)	(42)

Cash and Cash Equivalents, Beginning of Period	-	117	159
Cash and Cash Equivalents, End of Period	$97	$ -	$117

The accompanying notes are an integral part of these financial statements.

Exhibit 99

American Transmission Company, LLC

Statements of Changes in Members’ Equity
For the Years Ended December 31, 2014, 2013 and 2012

(In Thousands)

Members’ Equity as of December 31, 2011		$1,331,288

Membership Units Outstanding at December 31, 2011	78,325

Issuance of Membership Units		$60,000

Earnings Before Members' Income Taxes		237,426

Distribution of Earnings to Members		(188,246)

Members’ Equity as of December 31, 2012		$1,440,468

Membership Units Outstanding at December 31, 2012	82,154

Issuance of Membership Units		$40,000

Earnings Before Members' Income Taxes		247,614

Distribution of Earnings to Members		(195,484)

Members’ Equity as of December 31, 2013		$1,532,598

Membership Units Outstanding at December 31, 2013	84,614

Issuance of Membership Units		$50,000

Earnings Before Members' Income Taxes		238,729

Distribution of Earnings to Members		(204,125)

Members’ Equity as of December 31, 2014		$1,617,202

Membership Units Outstanding at December 31, 2014	87,588

The accompanying notes are an integral part of these financial statements.

Exhibit 99

American Transmission Company, LLC

Notes to Financial Statements as of December 31, 2014 and 2013 and for the Years Ended
December 31, 2014, 2013 and 2012

(1)	Nature of Operations and Summary of Significant Accounting Policies

(a)	General

American Transmission Company, LLC (the “Company”) was organized, as a limited liability company under the Wisconsin Limited Liability Company Act, as a single-purpose, for-profit electric transmission company. The Company’s purpose is to plan, construct, operate, own and maintain electric transmission facilities to provide an adequate and reliable transmission system that meets the needs of all users on the system and supports equal access to a competitive, wholesale, electric energy market.

The Company currently owns and operates the electric transmission system, under the direction of the Midcontinent Independent System Operator, Inc. (MISO), in parts of Wisconsin, Illinois, Minnesota and the Upper Peninsula of Michigan. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing, and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

The Company’s five largest customers are also members and account for approximately 80% of the Company’s operating revenues. The rates for these transmission services are subject to review and approval by FERC. In addition, several members provide operations, maintenance and construction services to the Company. The agreements under which these services are provided are subject to review and approval by the Public Service Commission of Wisconsin (PSCW). See Note (8) for details of the various transactions between the Company and its members.

The Company evaluated potential subsequent events through February 2, 2015, which is the date these statements were available to be issued.

(b)	Corporate Manager

The Company is managed by a corporate manager, ATC Management Inc. (“Management Inc.”). The Company and Management Inc. have common ownership and operate as a single functional unit. Under the Company’s operating agreement, Management Inc. has complete discretion over the business of the Company and provides all management services to the Company at cost. The Company itself has no employees and no governance structure separate from Management Inc. The Company’s operating agreement establishes that all expenses of Management Inc. are the responsibility of the Company. These expenses consist primarily of payroll, benefits, payroll-related taxes and other employee-related expenses. All such expenses are recorded in the Company’s accounts as if they were direct expenses of the Company.

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As of December 31, the following net payables to Management Inc. were included in the Company’s balance sheets (in thousands):

	2014	2013

Other Accrued Liabilities	$14,300	$13,803
Other Long-term Liabilities	9,436	2,054
Net Amount Payable to Management Inc.	$23,736	$15,857

Amounts included in other accrued liabilities are primarily payroll- and benefit-related accruals. Amounts included in other long-term liabilities relate primarily to certain long-term compensation arrangements covering Management Inc. employees, as described in Note (2), offset by a $14.3 million and $14.5 million receivable as of December 31, 2014 and 2013, respectively, for income taxes paid on Management Inc.’s behalf by the Company. The income taxes paid are due to temporary differences relating to the tax deductibility of certain employee-related costs. As these temporary differences reverse in future years, Management Inc. will receive cash tax benefits and will then repay the advances from the Company.

(c)	Revenue Recognition

Wholesale electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives and other eligible entities is provided through the Company’s facilities under the MISO Open Access Transmission, Energy and Operating Reserve Markets Tariff (“MISO Tariff”) regulated by FERC. The Company charges for these services under FERC-approved rates. The MISO Tariff specifies the general terms and conditions of service on the transmission system and the approved rates set forth the calculation of the amounts to be paid for those services. The Company does not take ownership of the electricity that it transmits.

The Company’s FERC-approved formula rate tariff (“Company’s Tariff”) for the revenue requirement determined under Attachment O of the MISO Tariff includes a true-up provision that meets the requirements of an alternative revenue program as defined in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) Topic 980, “Regulated Operations.” Accordingly, revenue is recognized for transmission system access the Company provided during the reporting period based on the revenue requirement formula in the Company’s Tariff. Annually, the Company prepares a forecast for the upcoming rate year of total operating expenses, projected rate base resulting from planned construction and other capital expenditures, and projected amounts to be received from MISO. From this forecast, the Company computes an annual projected total revenue requirement for the reporting period. Based on the criteria in the MISO Tariff, the Company also calculates its regional cost-sharing revenue requirements which, in addition to other forecasted revenues from MISO and other sources, are subtracted from the total revenue requirement to determine the Company’s annual network revenue requirement. The annual network revenue requirement is billed to and collected from network transmission customers in equal monthly installments throughout the rate year. Subsequent to the rate year, the Company compares actual results from the rate year to the forecast to determine any under- or over-collection of revenue from network and regional customers. In accordance with ASC Topic 980, the Company accrues or defers revenues that are higher or lower, respectively, than the amounts collected during the reporting period. An accumulated over-collected true-up balance is classified as a regulatory liability in the balance sheets and an accumulated under-collected true-up balance is classified as a regulatory asset in the balance sheets. The Company is required to refund any over-collected network amounts, plus

Exhibit 99

interest, within two years subsequent to the rate year, with the option to accelerate all or a portion of any such refund, and is permitted to include any under-collected network amounts, plus interest, in annual network billings two fiscal years subsequent to the rate year. Under these true-up provisions, the Company refunded to network customers, through their monthly bills, a net amount of $10.4 million in 2014, and $1.3 million and $8.0 million in 2013 and 2012, respectively. The Company also has FERC-approved true-up provisions for MISO regionally cost-shared revenues to refund over-collections or receive under-collections in the second year following the rate year. The Company collected, inclusive of interest, a net amount of $2.8 million from regional customers in 2014 and refunded, inclusive of interest, $6.3 million and $5.5 million to regional customers in 2013 and 2012, respectively. See Note 1(h) for more information on the Company’s true-up provisions.

The Company records a reserve for revenue subject to refund when such refund is probable and can be reasonably estimated.

The Company is currently operating under a settlement agreement approved by FERC in 2004 which limits the rights of interested parties to challenge, through a FERC Section 206 proceeding, the provisions noted above for the term of the agreement. Certain provisions of the settlement agreement terminated on December 31, 2012; as such, the Company may elect to change, or intervenors may request a change to, the Company’s revenue requirement formula. A change to the revenue requirement formula could result in lowered rates and have an adverse effect on the Company’s financial position, results of operations and cash flows. If no filings are made by either the Company or other parties, the current terms of the settlement agreement will continue in effect.

On November 12, 2013, MISO, the Company and numerous other MISO transmission owners were named as respondents in a complaint filed at FERC, pursuant to Section 206 of the Federal Power Act (FPA), by several customer groups located within the MISO service area. The complaint claims that the respondents’ transmission rates are no longer just and reasonable and seeks, among other things, to reduce the MISO base return on equity (ROE). The Company and the other MISO transmission owners responded to the complaint with a motion to dismiss and answer objecting to the claims of the complainants. On October 16, 2014, FERC determined that the complaint raises issues of material fact that cannot be resolved with the information in the record at this point. As a result, FERC put the matter of whether the MISO transmission owner base ROE is unjust and unreasonable to hearing and settlement procedures and established a refund date of November 12, 2013. However, the settlement process was terminated in December 2014. FERC ordered hearing proceedings to begin, and an initial decision in the complaint is expected by November 30, 2015. Further details related to this complaint are discussed in Note 7(a).

(d)	Transmission and General Plant and Related Depreciation

Transmission plant is recorded at the original cost of construction. Assets transferred to the Company primarily by its members, which include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives, have been recorded at their original cost in property, plant and equipment with the related reserves for accumulated depreciation also recorded.

The original cost of construction includes materials, construction overhead and outside contractor costs. Additions to, and significant replacements of, transmission assets are charged to property, plant and equipment at cost;

Exhibit 99

replacements of minor items are charged to maintenance expense. The cost of transmission plant is charged to accumulated depreciation when an asset is retired.

The provision for depreciation of transmission assets is an integral part of the Company’s cost of service under FERC-approved rates. Depreciation rates include estimates for future removal costs and salvage value. Amounts collected in depreciation rates for future non-legal removal costs are included in regulatory liabilities in the balance sheets, as described in Note 1(h). Removal costs incurred are charged against the regulatory liability. Depreciation expense, including a provision for removal costs, as a percentage of average transmission plant was 2.74%, 2.73% and 2.75% in 2014, 2013 and 2012, respectively.

General plant, which includes buildings, office furniture and equipment, and computer hardware and software, is recorded at cost. Depreciation is recorded at straight-line rates over the estimated useful lives of the assets, which range from five to 60 years.

(e)	Asset Retirement Obligations

Consistent with ASC Topic 410, “Asset Retirement and Environmental Obligations,” the Company records a liability at fair value for a legal asset retirement obligation (ARO) in the period in which it is incurred. When a new legal obligation is recorded, the costs of the liability are capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. In accordance with ASC Topic 980, the Company recognizes regulatory assets or liabilities, as described in Note 1(h), for the timing differences between when it recovers the ARO in rates and when it recognizes these costs under ASC Topic 410. At the end of the asset's useful life, the Company settles the obligation for its recorded amount and records the gain or loss in the appropriate regulatory account.

The Company has recognized AROs primarily related to asbestos, lead-based paint and polychlorinated biphenyls contained in its electrical equipment. AROs are recorded as other long-term liabilities in the balance sheets. The following table describes all changes to AROs for the years ended December 31, 2014 and 2013 (in thousands):

	2014	2013
Asset Retirement Obligations at January 1	$7,242	$7,306
Accretion	361	378
Revision to Estimated Cash Flows	-	(333)
Liabilities Settled	(51)	(109)
Asset Retirement Obligations at December 31	$7,552	$7,242

(f)	Interconnection Agreements

The Company has entered into interconnection agreements with entities planning to build generation facilities. The Company will construct the interconnection facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation facilities become operational and will reimburse the generator for

Exhibit 99

construction costs, plus interest. If the generation facilities do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

In cases in which the Company is contractually obligated to construct the interconnection facilities, the Company receives cash advances for construction costs from the generators. During construction, the Company includes actual costs incurred in construction work in progress (CWIP) and records liabilities for the cash advances from the generators, along with accruals for interest. The accruals for interest are capitalized and included in CWIP. The construction costs and accrued interest related to interconnection agreements that are included in CWIP are not included as a component of the Company’s rate base until the generation facilities become operational and the Company has reimbursed the generator.

At December 31, 2014 and 2013 the Company had no active projects related to these agreements. Therefore, at December 31, 2014 and 2013 there were no amounts included in CWIP or liabilities related to cash advances from generator interconnection agreements.

(g)	Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

The Company paid cash for interest of $85.6 million, $83.5 million and $80.0 million during 2014, 2013 and 2012, respectively.

At December 31, 2014, 2013 and 2012, construction costs funded through accounts payable and accrued liabilities were $24.8 million, $33.8 million and $25.5 million, respectively. Accordingly, these noncash investing activities are not reported in the statements of cash flows until the period in which the payables are paid.

(h)	Regulatory Accounting

The Company’s accounting policies conform to ASC Topic 980. Accordingly, assets and liabilities that result from the regulated ratemaking process are recorded that would otherwise not be recorded under accounting principles generally accepted in the United States of America for non-regulated companies. Certain costs are recorded as regulatory assets as incurred and are recognized in the statements of operations at the time they are reflected in rates. As such, regulatory assets are not included as a component of rate base and do not earn a current return. Regulatory liabilities represent amounts that have been collected in current rates to recover costs that are expected to be incurred, or refunded to customers, in future periods.

In accordance with ASC Topic 715, “Compensation – Retirement Benefits,” the Company recognizes the funded status of its postretirement benefit plan, measured as the amount by which its accumulated postretirement benefit obligation is less than or greater than the fair value of the assets that fund its plan. Since the Company expects to refund or recover these amounts in future rates, a regulatory liability or asset has been established for an amount equal to the ASC Topic 715 asset or liability.

Exhibit 99

In accordance with ASC Topic 980, an accumulated over-collected revenue true-up balance is classified as a regulatory liability in the balance sheets and an accumulated under-collected revenue true-up balance is classified as a regulatory asset in the balance sheets.

The Company recognizes a regulatory asset or liability for the cumulative difference between amounts recognized for AROs under ASC Topic 410 and amounts recovered through depreciation rates related to these obligations.

As of December 31, regulatory assets included the following amounts (in thousands):

	2014	2013

Revenue True-ups, Including Interest
2012 Network Revenue Collected in 2014	$ -	$2,062
2012 Multi-Value Projects Revenue Collected in 2014	-	4,381
2013 Regional Cost-sharing Revenue to be Collected	719	718
2014 Multi-Value Projects Revenue to be Collected	1,486	-
2014 Scheduling Revenue to be Collected	4,877	-
Postretirement Benefit Plan Amounts to be Recovered through Future Rates	2,980	-
Total Regulatory Assets	$10,062	$7,161

As of December 31, these amounts were classified in the balance sheets as follows (in thousands):

	2014	2013

Current Portion of Regulatory Assets	$719	$6,443
Regulatory Assets (long term)	9,343	718
Total Regulatory Assets	$10,062	$7,161

As described in Note 1(d), the Company’s depreciation rates include an estimate for future asset removal costs which do not represent AROs. The cumulative amounts that have been collected for future asset removal costs are reflected as regulatory liabilities.

The Company recorded a regulatory liability of $18.3 million related to the MISO transmission owner complaint discussed in Notes 1(c) and 7(a).

Exhibit 99

As of December 31, regulatory liabilities included the following amounts (in thousands):

	2014	2013

Revenue True-ups, Including Interest
2012 Regional Cost-sharing Revenue Refunded in 2014	$ -	$1,533
2013 Network Revenue to be Refunded	4,739	16,838
2013 Scheduling Revenue to be Refunded	128	122
2013 Multi-Value Projects Revenue to be Refunded	4,469	4,331
2014 Network Revenue to be Refunded	6,638	-
2014 Regional Cost-sharing Revenue to be Refunded	5,733	-
Return on Equity Refund Liability	18,348	-
Recognition of Over-funded Post Retirement Benefit Plan	-	3,949
Non-ARO Removal Costs Collected in Rates	119,047	99,400
Cumulative Difference between ARO Costs Collected in Rates and ARO Recognition under ASC Topic 410	1,722	2,493
Total Regulatory Liabilities	$160,824	$128,666

As of December 31, these amounts were classified in the balance sheets as follows (in thousands):

	2014	2013

Current Portion of Regulatory Liabilities	$14,299	$13,776
Regulatory Liabilities (long term)	146,525	114,890
Total Regulatory Liabilities	$160,824	$128,666

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, recent rate orders to other regulated entities under the same jurisdiction and the status of any pending or potential deregulation legislation. If the likelihood of future recovery of any regulatory asset becomes less than probable, the affected assets would be written off in the period in which such determination is made.

Exhibit 99

(i)	Other Assets

As of December 31, other assets included the following (in thousands):

	2014	2013

Unamortized Debt Issuance Costs	$8,993	$8,281
Deferred Project Costs	5,155	2,324
Other	2,207	1,672
Total Other Assets	$16,355	$12,277

Deferred project costs are expenditures directly attributable to the construction of transmission assets. These costs are recorded as other assets in the balance sheets until all required regulatory approvals are obtained and construction begins, at which time the costs are transferred to CWIP. In accordance with its FERC-approved settlement agreement, the Company is allowed to expense and recover in rates, in the year incurred, certain preliminary survey and investigation costs related to study and planning work performed in the early stages of construction projects. Other costs, such as advance equipment purchases, continue to be deferred as described above. Approximately $15.5 million, $19.0 million and $14.9 million of preliminary survey and investigation costs were included in operations and maintenance expense for 2014, 2013 and 2012, respectively.

(j)	Impairment of Long-lived Assets

The Company reviews the carrying values of long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying values may not be recoverable under ASC Topic 360, ”Property, Plant and Equipment.” Impairment would be determined based upon a comparison of the undiscounted future operating cash flows to be generated during the remaining life of the assets to their carrying amounts. An impairment loss would be measured as the amount that an asset’s carrying amount exceeds its fair value. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(k)	Income Taxes

The Company is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. The Company’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Earnings before members’ income taxes reported in the statements of operations are the net income of the Company. Accordingly, these financial statements do not include a provision for federal or state income tax expense. See Note (6) for further discussion of income taxes.

(l)	Construction Agreement

In December 2012, the Company entered into an agreement with the Wisconsin Department of Transportation (WisDOT) to relocate seven overhead 138 kilovolt (kV) transmission lines as part of the WisDOT’s expansion of the

Exhibit 99

interchange between Interstate Highway 894-94 and U.S. Highway 45 in Milwaukee, Wisconsin, known as the Zoo Interchange. Under the agreement, the WisDOT began making the first of its periodic advances to the Company in January 2013, which the Company used to offset its costs to relocate the seven lines. The Company received approximately $12.2 million and $32.8 million in advances under the agreement during 2014 and 2013, respectively. Although the project is ongoing, the Company’s obligation under this agreement is complete and the Company will not receive any additional payments from the WisDOT related to this agreement.

(m)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to apply policies and make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as depreciable lives of property, plant and equipment, removal costs associated with asset retirements, tax provisions included in rates, actuarially-determined benefit costs, accruals for construction costs and operations and maintenance expenses. As additional information becomes available, or actual amounts are determined, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates.

(n)	New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. (ASU) 2014-09, Revenue from Contracts with Customers (ASC Topic 606). The new recognition and measurement rules introduced by ASU 2014-09 will replace nearly all existing revenue guidance, including most industry-specific guidance, and will, with a few exceptions, apply to all contracts with customers.

Under the guidance in ASU 2014-09, the selling entity is required to perform the following recognition and measurement steps in order to recognize revenue:

•	Identify the contract with a customer

•	Identify the separate performance obligations within a contract

•	Determine the transaction price

•	Allocate the transaction price to the separate performance obligations, typically on the basis of the relative standalone selling prices of each distinct good or service

•	Recognize revenue when, or as, each performance obligation is satisfied, either over a period of time or at a point in time.

ASU 2014-09 becomes effective for the Company for the annual reporting period ending December 31, 2018 and interim reporting periods within 2018; but the Company may, at its discretion, adopt ASU 2014-09 effective for the annual reporting period ending December 31, 2017, and interim reporting periods within 2017, in order to align its accounting methods with those of its members who are public companies. The Company is currently evaluating the impacts of the new standard but does not believe it will have a material impact to its current revenue recognition and measurement practices.

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(2)	Benefits

Management Inc. sponsors several benefit plans for its employees. These plans include certain postretirement medical, dental and life insurance benefits (“postretirement healthcare benefits”). The weighted-average assumptions related to the postretirement medical benefits, as of the measurement date, are as follows:

	2014	2013	2012

Discount Rate	4.12%	4.95%	4.12%
Medical Cost Trend:
Immediate Range	6.60%	7.50%	7.00%
Ultimate Range	4.00%	4.00%	4.00%
Long-term Rate of Return on Plan Assets	5.00%	6.00%	6.00%

The components of Management Inc.’s postretirement healthcare benefit costs for 2014, 2013 and 2012 are as follows (in thousands):

	2014	2013	2012

Service Cost	$1,111	$1,426	$1,562
Interest Cost	1,049	960	977
Amortization of Prior Service Credit	(569)	(569)	(569)
Amortization of Net Actuarial Loss (Gain)	(11)	308	286
Expected Return on Plan Assets	(1,200)	(1,375)	(1,259)
Net Periodic Postretirement Cost	$380	$750	$997

To recognize the funded status of its postretirement healthcare benefit plans in accordance with ASC Topic 715, the Company recorded a long-term liability of $3.0 million at December 31, 2014 and a long-term asset of $4.0 million at December 31, 2013. In addition, the Company had the following amounts not yet reflected in net periodic benefit cost and included in its regulatory accounts, which the Company believes will be recovered as a component of operating expense in future rates, at December 31 (in thousands):

	2014	2013

Prior Service Credit	$(3,016)	$(3,585)
Accumulated Loss (Gain)	5,996	(364)
Regulatory Asset (Liability) for Amounts to be Included in Future Rates	$2,980	$(3,949)

The assumed medical cost trend rates are critical assumptions in determining the service and interest cost and accumulated postretirement healthcare benefit obligation for the Company’s medical and dental plans.

Exhibit 99

A one-percent change in the medical cost trend rates, holding all other assumptions constant, would have the following effects for 2014 (in thousands):

	One-Percent	One-Percent
	Increase	Decrease

Effect on Total of Service and Interest Cost Components	$488	$(375)
Effect on Postretirement Benefit Obligation at the End of the Year	6,440	(4,892)

In 2015, the Company will recognize a $569 thousand prior service credit in its net periodic postretirement healthcare benefit cost.

The funded status of the Company’s postretirement healthcare benefit plans as of December 31 is as follows (in thousands):

	2014	2013
Change in Projected Benefit Obligation:
Accumulated Postretirement Benefit Obligation at January 1	$21,356	$23,415
Service Cost	1,111	1,426
Interest Cost	1,049	960
Benefits Paid	(276)	(421)
Actuarial Losses (Gains)	5,455	(4,024)
Benefit Obligation at December 31	$28,695	$21,356

Change in Plan Assets:
Fair Value of Plan Assets at January 1	$25,355	$24,244
Employer Contributions	290	-
Actual Return on Plan Assets (Net of Expenses)	306	2,461
Net Benefits Paid	(236)	(1,350)
Fair Value at December 31	$25,715	$25,355

Funded Status at December 31	$(2,980)	$3,999

The funded status of the plan decreased as a result of changes in the assumptions used to calculate the benefit obligation and a lower than expected return on plan assets. Updated mortality tables reflecting longer life expectancy and use of a lower discount rate were the primary drivers of the increase in the benefit obligation as of December 31, 2014.

The Company anticipates contributing $1.0 million to the plan for postretirement healthcare benefit obligations during 2015.

Exhibit 99

The Company anticipates net retiree healthcare benefit payments for the next 10 years to be as follows (in thousands):

2015	$446
2016	494
2017	561
2018	634
2019	686
2020-2024	4,446
Total	$7,267

To fund postretirement healthcare benefit obligations, the Company periodically contributes to its Voluntary Employees’ Beneficiary Association (VEBA) trust. The VEBA trust, along with the 401(h) trust previously established by the Company to fund postretirement healthcare benefits, are discretionary trusts with a long-term investment objective to preserve and enhance the post inflation value of the trusts’ assets, subject to cash flow requirements, while maintaining an acceptable level of volatility.

The composition of the fair value of total plan assets held in the trusts as of December 31, along with targeted allocation percentages for each major category of plan assets in the trusts, is as follows:

2014	Actual	Target	Range

U.S. Equities	38.3%	32.5%	+/- 5%
Non-U.S. Equities	28.2%	32.5%	+/- 5%
Fixed Income	33.5%	35.0%	+/- 5%
	100%	100%

2013	Actual	Target	Range

U.S. Equities	48.2%	50.0%	+/- 5%
Non-U.S. Equities	13.2%	15.0%	+/- 4%
Fixed Income	38.6%	35.0%	+/- 5%
	100%	100%

The Company appoints a trustee to maintain investment discretion over trust assets. The trustee is responsible for holding and investing plan assets in accordance with the terms of the Company’s trust agreement, including investing within the targeted allocation percentages. In late 2014, the Company updated the targeted allocation percentages for the plan assets. As of December 31, 2014, the trustee was in the process of updating the portfolio to reflect these new targets. The Company expects that the funds will be within range of the new targets during 2015.

The asset classes designated above and described below serve as guides for the selection of individual investment vehicles by the trustee:

•
U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the U.S. stock market with the Wilshire 5000 Index (or a comparable broad U.S. stock index) as the investment benchmark.

Exhibit 99

•
Non-U.S. Equities – Strategy of achieving long-term growth of capital and dividend income through investing primarily in common stock of companies in the non-U.S. stock markets with the Morgan Stanley Capital Index All Country World ex-U.S Index (or a comparable broad non-U.S. stock index) as the investment benchmark.

•
Fixed Income – Strategy of achieving total return from current income and capital appreciation by investing in a diversified portfolio of fixed-income securities with the Barclays Capital Aggregate Index (or a comparable broad bond index) as the investment benchmark.

The objective of the investment vehicles is to minimize risk of large losses by effective diversification. The investment vehicles will attempt to rank better than the median vehicle in their respective peer group. However, these investments are intended to be viewed over the long term; during the short term, there will be fluctuations in rates of return characteristic of the securities markets.

The Company measures its plan assets at fair value according to the hierarchy set forth in ASC Topic 715. The three levels of the fair value hierarchy under ASC Topic 715 are:

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company’s postretirement healthcare benefit plans have the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

At December 31, 2014 and 2013, a description of the valuation methodologies used for investments measured at fair value is as follows:

•	Money Market Fund: Valued at cost plus accrued interest, which approximates the fair value of the net asset value of the shares held by the plan at year-end.

•	Mutual Funds: Valued at the net asset value of shares held by the plan at year-end.

Exhibit 99

The following table contains, by level within the fair value hierarchy, the Company’s postretirement healthcare benefit account investments at fair value as of December 31 (in thousands):

2014	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$9,848	$ -	$ -	$9,848
Non-U.S. Equity Mutual Fund	7,243	-	-	7,243
Fixed Income Mutual Funds	8,376	-	-	8,376
Money Market Fund	-	248	-	248
Total	$25,467	$248	$ -	$25,715

2013	Level 1	Level 2	Level 3	Total

U.S. Equity Mutual Funds	$12,230	$ -	$ -	$12,230
Non-U.S. Equity Mutual Fund	3,341	-	-	3,341
Fixed Income Mutual Funds	9,497	-	-	9,497
Money Market Fund	-	287	-	287
Total	$25,068	$287	$ -	$25,355

During 2014 and 2013, the Company had no transfers between Level 1 and Level 2 measurements and no transfers into or out of Level 3 measurements. Measurements for the Company’s Level 2 inputs are based on inputs other than quoted prices that are observable for these assets.

Management Inc. sponsors a defined contribution money-purchase pension plan, in which substantially all employees participate, and makes contributions to the plan for each participant based on several factors. Contributions made by Management Inc. to the plan and charged to expense totaled $3.3 million, $3.1 million and $2.8 million in 2014, 2013 and 2012, respectively.

Management Inc. also provides a deferred compensation plan for certain employees. The plan allows for the elective deferral of a portion of an employee’s base salary and incentive compensation and also contains a supplemental retirement and 401(k) component. Deferred amounts are taxable to the employee when paid, but the Company recognizes compensation expense in the period earned. As of December 31, 2014 and 2013, $17.7 million and $16.4 million, respectively, were included in other long-term liabilities related to this deferred compensation plan. Amounts charged to expense, including interest accruals, were $2.0 million, $2.1 million and $2.0 million in 2014, 2013 and 2012, respectively.

(3)	Members’ Equity

The Company’s members include investor-owned utilities, municipalities, municipal electric companies and electric cooperatives.

Exhibit 99

Distribution of earnings to members is at the discretion of Management Inc. The operating agreement of the Company established a target for distribution of 80% of annual earnings before members’ income taxes. During 2014, 2013 and 2012, the Company distributed $204 million, $195 million and $188 million, respectively, of its earnings to its members. On January 28, 2015, the board of directors of Management Inc. approved a distribution for the fourth quarter of 2014, in the amount of $37.1 million, that was paid on January 30, 2015, bringing the total distributions related to 2014 earnings to 80% of earnings before members’ income taxes.

Each of the Company’s members has the right to require the Company to redeem all or a portion of its membership interests, so long as such interests have been outstanding for at least 12 months. However, the Company is not required to effect the redemption by non-managing members if Management Inc., in its sole discretion as the corporate manager, elects to purchase, in lieu of redemption, such membership interests for either a specified amount of cash or a specified number of shares of its common stock. After such purchase, Management Inc. shall be deemed the owner of such membership interests.

During 2014, the Company issued 2,974,510 units to members in exchange for $50.0 million in cash. During 2013 and 2012 the Company issued members 2,459,468 units for $40.0 million in cash and 3,829,479 units for $60.0 million in cash, respectively.

Management Inc. has issued shares of its common stock to each of the Company’s members or their affiliates in proportion to their ownership interests in the Company. Holders of Management Inc. common stock have the rights of shareholders under Wisconsin law, including the right to elect directors of the corporate manager.

(4)	Debt

(a)	Credit Facility

The Company has a $350 million, five-year revolving credit facility, which expires on December 7, 2017. The facility provides backup liquidity to the Company’s commercial paper program. While the Company does not intend to borrow under the revolving credit facility, interest rates on outstanding borrowings under the facility would be based on a floating rate plus a margin. The applicable margin, which is based on the Company’s debt rating of A1/A+ or equivalent, is currently 0.8%.

The revolving credit facility contains restrictive covenants, including restrictions on liens, certain mergers, sales of assets, acquisitions, investments, transactions with affiliates, change of control, conditions on prepayment of other debt and the requirement of the Company to meet certain financial reporting obligations. The revolving credit facility provides for certain customary events of default, including a targeted total-debt-to-total-capitalization ratio that is not permitted to exceed 65% at any given time. The Company was not in violation of any financial covenants under its credit facility during the periods covered by these financial statements.

The Company had no outstanding balance under its credit facility as of December 31, 2014 or 2013.

Exhibit 99

(b)	Commercial Paper

The Company currently has a $350 million unsecured, private placement, commercial paper program. Investors are limited to qualified institutional buyers and institutional accredited investors. Maturities may be up to 364 days from date of issue, with proceeds to be used for working capital and other capital expenditures. Pricing is par, less a discount or, if interest-bearing, at par. The Company had $120 million of commercial paper outstanding as of December 31, 2014 at an average rate of 0.23% and $280 million of commercial paper outstanding as of December 31, 2013 at an average rate of 0.21%. Commercial paper is included in Short-term Debt in the balance sheets. As defined by the commercial paper program, no customary events of default took place during the periods covered by the accompanying financial statements.

(c)	Long-term Debt

The following table summarizes the Company’s long-term debt outstanding as of December 31 (in thousands):

	2014	2013

Senior Notes at stated rate of 7.02%, due August 31, 2032	$50,000	$50,000
Senior Notes at stated rate of 6.79%, due on dates ranging from August 31, 2024 to August 31, 2043	100,000	100,000
Senior Notes at stated rate of 4.992%, due April 15, 2015	100,000	100,000
Senior Notes at stated rate of 5.59%, due December 1, 2035	100,000	100,000
Senior Notes at stated rate of 5.91%, due August 1, 2037	250,000	250,000
Senior Notes at stated rate of 5.58%, due April 30, 2018	200,000	200,000
Senior Notes at stated rate of 5.40%, due May 15, 2019	150,000	150,000
Senior Notes at stated rate of 4.59%, due February 1, 2022	100,000	100,000
Senior Notes at stated rate of 5.72%, due April 1, 2040	50,000	50,000
Senior Notes at stated rate of 4.17%, due March 14, 2026	75,000	75,000
Senior Notes at stated rate of 4.27%, due March 14, 2026	75,000	75,000
Senior Notes at stated rate of 5.17%, due March 14, 2041	150,000	150,000
Senior Notes at stated rate of 4.37%, due April 18, 2042	150,000	150,000
Senior Notes at stated rate of 3.74%, due January 22, 2029	50,000	-
Senior Notes at stated rate of 4.67%, due January 22, 2044	50,000	-
Senior Notes at stated rate of 3.35%, due December 11, 2024	75,000	-
Senior Notes at stated rate of 3.60%, due December 11, 2029	29,000	-
Senior Notes at stated rate of 4.31%, due December 11, 2044	47,000	-
Total Long-term Debt	$1,801,000	$1,550,000
Less: Current Maturities	(100,000)	-
Net Long-term Debt	$1,701,000	$1,550,000

The senior notes rank equivalent in right of payment with all of the Company’s existing and future unsubordinated, unsecured indebtedness and senior in right of payment to all subordinated indebtedness of the Company.

The senior notes contain restrictive covenants, which include restrictions on liens, certain mergers and sales of assets, and the requirement of the Company to meet certain financial reporting obligations. The senior notes also

Exhibit 99

provide for certain customary events of default, none of which occurred during the periods covered by the accompanying financial statements.

Future maturities of the Company’s senior notes are as follows (in millions):

2015	$100
2016	-
2017	-
2018	200
2019	150
Thereafter	1,351
$1,801

The senior notes contain an optional redemption provision whereby the Company is required to make the note holders whole on any redemption prior to maturity. The notes may be redeemed at any time, at the Company’s discretion, at a redemption price equal to the greater of 100% of the principal amount of the notes plus any accrued interest or the present value of the remaining scheduled payments of principal and interest from the redemption date to the maturity date discounted to the redemption date on a semiannual basis at the then-existing Treasury rate plus 30 to 50 basis points, plus any accrued interest.

During November 2014, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $250 million of senior notes to be funded in two traunches. Closing of the notes and funding of the first $151 million took place on December 11, 2014 with interest due semiannually on June 11 and December 11, beginning on June 11, 2015. The $151 million is comprised of $75 million of 10-year, unsecured 3.35% senior notes; $29 million of 15-year, unsecured 3.60% senior notes; and $47 million of 30-year, unsecured 4.31% senior notes. The notes will mature on December 11, 2024, 2029 and 2044, respectively.
The remaining $99 million is expected to fund on April 14, 2015 and is comprised of $50 million of 10-year, unsecured 3.45% senior notes; $21 million of 15-year, unsecured 3.70% senior notes; and $28 million of 30-year, unsecured 4.41% senior notes. The notes will pay interest semiannually in April and October and will mature in 2025, 2030 and 2045, respectively.
During November 2013, the Company entered into an agreement with a group of investors, through a private placement offering, to issue $50 million of 15-year, unsecured 3.74% senior notes and $50 million of 30-year, unsecured 4.67% senior notes. The closing and funding of the notes occurred on January 22, 2014. The notes pay interest semiannually on January 22 and July 22, beginning on July 22, 2014. The notes will mature on January 22, 2029 and January 22, 2044, respectively.

(5)	Fair Value of Financial Instruments

The carrying amount of the Company’s financial instruments included in current assets and current liabilities approximates fair value due to the short maturity of such financial instruments. The fair value of the Company’s long-term debt is estimated based upon quoted market values for the same or similar issues or upon the quoted market prices of U.S. Treasury issues having a similar term to maturity, adjusted for the Company’s credit ratings.

Exhibit 99

The carrying amount and the estimated fair value of the Company’s long-term debt at December 31 are as follows (in millions):

	2014	2013

Carrying Amount	$1,801	$1,550

Estimated Fair Value	2,152	1,705

(6)	Income Taxes

The Company is allowed to recover in rates, as a component of its cost of service, its income taxes, as well as the amount of income taxes that are the responsibility of its members. Accordingly, the Company includes a provision for its members’ federal and state current and deferred income tax expenses and amortization of the excess deferred tax reserves and deferred investment tax credits associated with assets transferred to the Company by its members in its regulatory financial reports and rate filings. For purposes of determining the Company’s revenue requirement under FERC-approved rates, rate base is reduced by an amount equivalent to members’ net accumulated deferred income taxes, including excess deferred income tax reserves. Such amounts were approximately $568 million, $498 million and $422 million in 2014, 2013 and 2012, respectively, and are primarily related to accelerated tax depreciation and other plant-related differences. The 2014, 2013 and 2012 revenues include recovery of $103 million, $98.9 million and $95.0 million, respectively, of income tax expense.

On December 17, 2010, President Obama signed the Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 (“2010 Tax Act”) into law. One of the elements of the 2010 Tax Act increased bonus depreciation from 50% to 100% on assets placed in service after September 8, 2010 and before January 1, 2012. The 2010 Tax Act also allowed a transitional 100% bonus depreciation for self-constructed assets that had started construction before December 31, 2011, and were in service by December 31, 2012. On January 2, 2013, President Obama signed the American Taxpayer Relief Act of 2012 (“2012 Tax Act”), which extended the 50% bonus depreciation through 2013. The 2012 Tax Act also allowed a transitional 50% bonus depreciation for self-constructed assets that had started construction before December 31, 2013, and were in service by December 31, 2014. On December 19, 2014, the Tax Increase Prevention Act of 2014 (“2014 Tax Act”) was signed in to law extending the 50% bonus depreciation through 2014. The 2014 Tax Act allowed a transitional 50% bonus depreciation for self-constructed assets that had started construction before December 31, 2014, and are placed in service by December 31, 2015.

ASC Topic 740, “Income Taxes,” provides guidance on recognition thresholds and measurement of a tax position taken or expected to be taken in a tax return, including whether an entity is taxable in a particular jurisdiction. This guidance applies to all entities, including pass-through entities such as the Company. The Company does not consider any of its tax positions to be uncertain, including the Company’s position that it qualifies as a pass-through entity in the federal and Wisconsin tax jurisdictions. Additionally, the Company had no unrecognized tax benefits and was assessed no material amounts of interest or penalties during 2014, 2013 or 2012. The Company is no longer subject to examination by the Internal Revenue Service for tax years prior to 2013 or any state jurisdiction for tax years prior to 2010. In the event the Company would be assessed interest or penalties by a taxing authority related to income taxes, interest would be recorded in interest expense and penalties would be recorded in other expense in the statements of operations.

Exhibit 99

(7)	Commitments and Contingencies

(a)	MISO Return on Equity Complaint

As mentioned above, MISO, the Company and numerous other MISO transmission owners were named as respondents in a complaint filed at FERC, pursuant to FPA Section 206, by several customer groups located within the MISO service area. These complainants claimed that the following aspects of the respondents’ transmission rates were no longer just and reasonable: the base 12.38% return on equity (ROE) in MISO and the Company’s 12.2% ROE; hypothetical capital structures that have an equity component greater than 50%; and certain incentive ROE adders used by a limited number of MISO transmission owners, of which the Company is not one. The Company currently uses a hypothetical 50% debt, 50% equity capital structure, as approved by FERC, in calculating its revenue requirement. The complainants requested FERC to order the base MISO ROE reset to 9.15%, equity components of hypothetical capital structures be restricted to 50% and that relevant incentive ROE adders be discontinued. The complainants requested that FERC establish expedited hearing and settlement procedures to address the issues raised, and that FERC grant the effective date of any refund as the date of the complainants filing. During the first quarter of 2014, the Company and the other MISO transmission owners responded to the complaint with a motion to dismiss and answer objecting to the claims of the complainants, and filed an answer in response to pleadings of the complainants and certain other parties.

On October 16, 2014, FERC issued an order which addressed the base ROE of the MISO transmission owners and the Company. FERC determined that the complaint regarding the transmission owner base ROE raises issues of material fact that cannot be resolved with the information in the record at this point. As a result, FERC put the matter of whether the MISO transmission owner base ROE is unjust and unreasonable to hearing and settlement procedures, and established a refund date of November 12, 2013. However, the settlement process was terminated in December 2014. FERC ordered formal hearing proceedings to begin, and an initial decision in the complaint is expected by November 30, 2015. In the October 16, 2014 order, FERC denied the portion of the complaint seeking to restrict the use of capital structures that include more than 50 percent common equity and also denied the portion of the complaint requesting the termination of the incentive ROE adders used by certain transmission owners other than the Company. FERC indicated that it expects the parties’ evidence and discounted cash flow (DCF) analysis to be guided by FERC’s June 19, 2014, order in the New England Independent System Operator (NE-ISO) Section 206 complaint, which set the precedent for using a two-step DCF analysis for establishing ROEs for electric transmission. This new method is similar to that used for natural gas pipelines, and incorporates a two-step process utilizing both short-term and long-term growth projections to establish an ROE. FERC previously used only short-term growth projections. FERC also issued an order on October 16, 2014, in the NE-ISO transmission owner ROE complaint, confirming that the U.S. gross domestic product growth rate is the appropriate long-term growth rate to use in the two-step DCF methodology.

The Company believes it is probable that a refund will be required upon ultimate resolution of this matter and has recorded a regulatory liability of $18.3 million as of December 31, 2014, and an offset to transmission service revenue in the statements of operations. The Company is unable to make a better estimate of probable losses or estimate the range of reasonably possible losses in excess of the amount recorded due to the many variables that could affect the final outcome of this matter. Therefore, the Company’s ultimate refund amount could be materially higher than the amount recorded. These variables, include the specific long-term and short-term growth rates to be

Exhibit 99

used in the DCF calculation used by FERC to calculate the zone of reasonableness, the placement of the MISO transmission owners’ ROE within the zone of reasonableness and the composition of the proxy group used to calculate the zone of reasonableness. Future changes in these variables or the assumptions on which they are based could have a material impact to the Company’s financial position, results of operations and cash flows.

On November 6, 2014, a large group of transmission-owning members of MISO, including the Company, asked FERC to approve a 50 basis-point incentive ROE adder for participating in MISO and voluntarily relinquishing functional control of their transmission facilities to the Regional Transmission Organization (RTO). FERC approved the incentive request on January 5, 2015, to be effective January 6, 2015. Although FERC found that the MISO transmission owners are qualified to receive the requested 50-basis-point adder, that adder must be applied to a base ROE that has been shown to be just and reasonable using an updated DCF analysis and must result in an overall ROE that is within the appropriate zone of reasonableness. As both of those issues are being addressed in response to the complaint mentioned above, FERC made its ruling subject to the outcome of that proceeding.

(b)	Operating Leases

The Company leases office space and certain transmission-related equipment under non-cancelable operating leases. Amounts incurred were approximately $6.5 million in both 2014 and 2013, and approximately $5.9 million during 2012.

Future minimum lease payments under non-cancelable operating leases for the years ending December 31 are as follows (in millions):

2015	$6.4
2016	6.2
2017	5.7
2018	5.6
2019	5.3
Thereafter	36.5
$65.7

(c)	Smart Grid Agreements

On April 20, 2010, the Company entered into two agreements with the U.S. Department of Energy (DOE), accepting investment grants for up to 50% of the cost of the related projects. The grants, totaling $12.7 million, were used to invest in smart grid technologies incorporated into the Company’s transmission system. The funds the Company received from the DOE under the grant award agreements reduced the amount of investment in such projects upon which the Company earns a return. During construction, which was completed in October 2013, the Company invoiced the DOE and received payments under these agreements. Per the terms of these agreements, the Company completed independent audits of the smart grid projects during 2012, 2013 and 2014, the results of which were submitted to the DOE. The reports were concluded with no audit findings and, per the Smart Grid agreements, the Company has no further audit requirements related to these projects.

Exhibit 99

(d)	MISO Revenue Distribution

Periodically, the Company receives adjustments to revenues that were allocated to it by MISO in prior periods. Some of these adjustments may result from disputes filed by transmission customers. The Company does not expect any such adjustments to have a significant impact on its financial position, results of operations or cash flows since adjustments of this nature are typically offset by its true-up provision in the revenue requirement formula.

(e)	Interconnection Agreements

The Company has entered into interconnection agreements with entities planning to build generation facilities. The Company will construct the interconnection facilities; however, the generator will finance and bear all financial risk of constructing the interconnection facilities under these agreements. The Company will own and operate the interconnection facilities when the generation facilities become operational and will reimburse the generator for construction costs plus interest. If the generation facilities do not become operational, the Company has no obligation to reimburse the generator for costs incurred during construction.

There may be transmission service requests that require the Company to construct additional, or modify existing, transmission facilities to accommodate such requests. Whether such additions or upgrades to the Company’s transmission system are required depends on the state of the transmission system at the time the transmission service is requested. Under these agreements, the Company reimbursed, inclusive of interest, $13.0 million to generators during 2012. The Company did not make any reimbursements to generators during 2013 or 2014, and does not expect to make any reimbursements to generators in 2015 under such agreements.

(f)	Potential Adverse Legal Proceedings

The Company has been, and will likely in the future become, party to lawsuits, potentially including suits that may involve claims for which it may not have sufficient insurance coverage. The Company’s liability related to utility activities is limited by FERC-approved provisions of the MISO Tariff that limit potential damages to direct damages caused by the Company’s gross negligence or intentional misconduct.

(g)	Environmental Matters

In the future, the Company may become party to proceedings pursuant to federal and/or state laws or regulations related to the discharge of materials into the environment. Such proceedings may involve property the Company acquired from the contributing utilities. Pursuant to the asset purchase agreements executed with the contributing utilities beginning January 1, 2001, the contributing utilities will indemnify the Company for 25 years from such date for any environmental liability resulting from the previous ownership of the property.

Exhibit 99

(8)	Related-Party Transactions

(a)	Membership Interests

To maintain its targeted debt-to-capitalization ratio, the Company was authorized by Management Inc.’s board of directors to request up to $50 million of additional capital through voluntary additional capital calls (VACCs) during 2015, including $5 million it received in January 2015. The Company also received a total of $50 million and $40 million through VACCs in 2014 and 2013, respectively. The participating members received additional membership units at the current book value per unit at the time of each contribution. Contributions from capital calls are recognized when received.

(b)	Duke-American Transmission Company, LLC

The Company and Duke Energy hold equal equity ownership in the Duke-American Transmission Company, LLC (DATC), which was created to seek opportunities to acquire, build, own and operate new transmission projects that meet potential customers’ capacity and voltage requirements and future needs. DATC continues to evaluate new projects and opportunities, along with participating in the competitive bidding process on projects it considers to be viable.

DATC owns the Zephyr Power Transmission Project (“Zephyr”) and is continuing the design and development of the proposed 525-mile to 850-mile transmission line, which would deliver wind energy generated in eastern Wyoming to California and the southwestern United States. DATC acquired Zephyr from a subsidiary of Pathfinder Renewable Wind Energy LLC (“Pathfinder”). The 500 kV high-voltage direct-current project has an estimated cost of $2.5 billion to $3.5 billion. Pathfinder is developing a wind power project on more than 100,000 acres near Chugwater, Wyoming, and has committed to use at least 2,100 megawatts (MW) of the Zephyr project’s 3,000 MW capacity. If certain milestones materialize under the project agreement, DATC would be required to pay, directly or indirectly, Pathfinder’s share of regulatory phase project costs of up to $5 million incurred during the years 2012 through 2015; however, DATC has the right to terminate the project at any time prior to January 15, 2016. DATC has received FERC approval to charge negotiated rates consistent with FERC approvals for Zephyr’s previous owners.

Path 15 is an existing 84-mile, 500 kV transmission line in central California. DATC owns 72% of the transmission rights of Path 15, which it purchased from Atlantic Power Corporation in April 2013 for approximately $56 million cash and the assumption of approximately $137 million of debt. Pacific Gas & Electric has an 18% interest in the transmission rights to Path 15 through its ownership and operation of the connecting Los Banos and Gates substations. The remaining 10% interest in the transmission rights to Path 15 is owned by the Western Area Power Administration, which will continue to operate and maintain the line. On February 18, 2014, Path 15 filed its 2014 rate case with FERC for the 2014 through 2016 rate period. During the pending rate case, Path 15 continues to collect the filed rates and those rates are subject to refund, including interest, based on a final order.

On July 18, 2013, DATC secured a $30 million, five-year credit facility from U.S. Bank N.A. As a stipulation of that facility, the Company and Duke Energy executed a guarantee agreement on that same date with U.S. Bank N.A. to each guarantee 50% of the obligations under the credit facility agreement. Currently, there is no outstanding balance under the credit facility.

Exhibit 99

The balance in the Company’s investment in DATC was $35.3 million and $31.7 million at December 31, 2014 and 2013, respectively, and is accounted for under the equity method of accounting.

(c)	Operations and Maintenance, Project Services and Common Facilities Agreements

The Company operates under Operation and Maintenance Agreements whereby certain contributing utilities, municipalities and cooperatives provide operational, maintenance and construction services to the Company at a fully-allocated cost.

In an order dated September 1, 2009 and later supplemented in an order dated May 24, 2013, the PSCW approved Project Services Agreements and Common Facilities Agreements, whereby the Company and certain of its affiliates may perform engineering and construction services for each other, subject to the restrictions and reporting requirements specified in the orders. To prevent cross-subsidization between affiliated entities, the PSCW ordered that services be performed at a fully-allocated cost of the party providing services, and be reported annually to the PSCW.

Some operation and maintenance agreements require the Company to utilize a minimum level of service. To date, the amount of services utilized by the Company has exceeded the minimum in each year.

Under these agreements, the Company was billed approximately $32.8 million, $35.5 million and $35.3 million in 2014, 2013 and 2012, respectively. Accounts payable and other accrued liabilities include amounts payable to these companies of $2.4 million and $3.4 million at December 31, 2014 and 2013, respectively.

(d)	Transmission Service

Revenues from the Company’s members were approximately 90% of the Company’s transmission service revenue for the years ended December 31, 2014, 2013 and 2012.

(e)	Agreement with Alliant Energy

The Company has an agreement with Alliant Energy (“Alliant”), under which it provides control center and operation services for Alliant’s 34.5 kV distribution system in the state of Wisconsin. The agreement automatically renews every two years, unless terminated by either party. Amounts the Company has received from Alliant for these services are not material to the financial statements.

(f)	Management Inc.

As discussed in Note 1(b), Management Inc. manages the Company. Management Inc. charged the Company approximately $101 million, $96.6 million and $89.4 million in 2014, 2013 and 2012, respectively, primarily for employee-related expenses. These amounts were charged to the applicable operating expense accounts, or

Exhibit 99

capitalized as CWIP or other assets, as appropriate. The amounts are recorded in the Company's accounts in the same categories in which the amounts would have been recorded had the Company incurred the costs directly.

(g)	Interconnection Agreements

As discussed in Notes 1(f) and 7(e), the Company has interconnection agreements related to the capital improvements required to connect new generation equipment to the grid. Some of these agreements are with members or affiliates of members of the Company. At December 31, 2014 and 2013, there were no outstanding liabilities related to these agreements. The Company did not make any reimbursements under such agreements in 2013 or 2014 and does not expect to make any reimbursements to members in 2015 under such agreements.

Exhibit 99

(9)	Quarterly Financial Information (unaudited)

(In Thousands)	Three Months Ended

	2014
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$163,337	$159,990	$163,643	$148,063	$635,033
Operating Expenses	78,623	74,405	76,561	77,862	307,451
Operating Income	84,714	85,585	87,082	70,201	327,582

Other Income (Expense), Net	388	322	693	(1,286)	117
Interest Expense, Net	21,996	22,242	22,204	22,528	88,970

Earnings Before Members' Income Taxes	$63,106	$63,665	$65,571	$46,387	$238,729

	2013
	March 31	June 30	September 30	December 31	Total

Operating Revenues	$151,737	$152,128	$160,480	$161,991	$626,336
Operating Expenses	69,770	69,875	77,595	77,829	295,069
Operating Income	81,967	82,253	82,885	84,162	331,267

Other Income (Expense), Net	(448)	116	917	246	831
Interest Expense, Net	21,044	21,052	21,136	21,252	84,484

Earnings Before Members' Income Taxes	$60,475	$61,317	$62,666	$63,156	$247,614

Because of seasonal factors impacting the Company’s business, particularly the maintenance and construction programs, quarterly results are not necessarily comparable. In general, due to the Company’s rate formula, revenues and operating income will increase throughout the year, as the Company’s rate base increases through expenditures for CWIP. The fourth quarter of 2014 decreased as a result of the MISO transmission owner base ROE complaint, discussed in Note 7(a).